Exhibit 12

CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC AND SUBSIDIARIES
(AN INDIRECT WHOLLY OWNED SUBSIDIARY OF CENTERPOINT ENERGY, INC.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Year Ended December 31,
	2007 (1)	2008 (1)	2009 (1)	2010 (1)	2011 (1)
Income before extraordinary item	$273	$222	$208	$200	$488
Income taxes	126	121	102	116	248
Capitalized interest	(10)	(7)	(3)	(3)	(4)
	389	336	307	313	732
Fixed charges, as defined:

Interest	230	245	289	289	277
Capitalized interest	10	7	3	3	4
Interest component of rentals charged to operating expense	1	2	─	─	─
Total fixed charges	241	254	292	292	281

Earnings, as defined	$630	$590	$599	$605	$1,013

Ratio of earnings to fixed charges	2.61	2.32	2.05	2.07	3.60
  ____________

(1)
Excluded from the computation of fixed charges for the years ended December 31, 2007, 2008, 2009 and 2010 is interest expense of $4 million, $7 million, $1 million and $8 million, respectively, and interest income for 2011 of $12 million which is included in income tax expense.